Advanced Environmental Recycling Technologies
914 N. Jefferson
Springdale, Arkansas 72764

VIA EDGAR

September 28, 2011

Mr. John Hartz
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:          Advanced Environmental Recycling Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 1-10367

Dear Mr. Hartz,

I refer to my telephone call on September 27, 2011 with Ms. Nudrat Salik. Advanced Environmental Recycling Technologies, Inc. confirms that it will respond to the comments of the Staff set forth in the Staff’s letter dated September 15, 2011, (the “Comment Letter”) no later than October 7, 2011 and hereby requests an extension of time until such date for its response. The extension will enable the Company to more fully review and respond to the issues presented in the Comment Letter with its key personnel and external auditors.

If you have any questions regarding the foregoing, please contact Mr. J.R. Brian Hanna, CFO and Principal Accounting Officer, at 479-203-5011.

Very truly yours,

ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC

By: /s/ J.R. Brian Hanna
J.R. Brian Hanna
CFO and Principal Accounting Officer